Exhibit 99.1

Triple Flag Declares Q2 2023 Dividend

TORONTO--(BUSINESS WIRE)--May 9, 2023--Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX:TFPM, NYSE:TFPM) is pleased to announce that its Board of Directors has approved a cash dividend of US$0.05 per common share to be paid on June 15, 2023 to the shareholders of record at the close of business on May 31, 2023.

About Triple Flag

Triple Flag is a pure play, gold-focused, emerging senior streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 229 assets, including 15 streams and 214 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 29 producing mines and 200 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contacts

Investor Relations:
James Dendle
Senior Vice President, Corporate Development
Tel: +1 (416) 304-9770
Email: ir@tripleflagpm.com

Media:
Gordon Poole, Camarco
Tel: +44 (0) 7730 567 938
Email: tripleflag@camarco.co.uk